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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
                                       or
[ ] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended_____________________
                                       or
[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [No fee required]

     For the transition period from___________________to__________________
     Commission file number__________________

                              Videoflicks.com Inc.
________________________________________________________________________________
             (Exact name of registrant as specified in its charter)

                           Province of Ontario, Canada
                           ___________________________

                 (Jurisdiction of incorporation or organization)

                   106 Orenda Road, Brampton, Ontario L6W 3W6
________________________________________________________________________________
               (Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code        (905) 459-5471
                                                   - - - - - - - - - - - - - - -

Securities registered or to be registered pursuant to Section 12(b) of the Act.


   Title of each class               Name of each exchange on which registered

          None
_________________________            _________________________________________
_________________________            _________________________________________


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Shares, no par value
________________________________________________________________________________
                                (Title of Class)



Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
________________________________________________________________________________
                                (Title of Class)





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Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report - ____________ common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes . No X .

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 X . Item 18 .

Unless otherwise indicated, all references herein are expressed in U.S.
dollars.


ITEM 1.  DESCRIPTION OF BUSINESS

CORPORATE HISTORY

The Internet business of Videoflicks.com Inc. (the "Company") began operations as a division of Videoflicks Canada Limited on September 1, 1995 with the recording of its first sales on the Internet. The Domain Name "Videoflicks.com" was registered with InterNIC Registration Services in January of 1995.

Videoflicks Canada Limited is in the business of rental and sales of videotape movies through its corporate owned stores and franchise stores. Videoflicks Canada Limited began operations as a video movie rental store in 1981 and expanded into 4 corporate owned stores with 43 franchise video rental stores operating under the Videoflicks name in Canada in 1999.

The Internet division of Videoflicks Canada Limited initially consisted of 2 employees who developed software and procedures to offer videos for sale and receive payment over the Internet. As sales began to increase more employees were added to ship movie videos and correspond with customers and web site visitors. Initially, the video movie orders were filled by the inventory of Videoflicks Canada Limited and by ordering directly from the movie distributor or movie studio. The product was shipped to Videoflicks Canada Limited, packaged and shipped out to the customer. As the number of sales transactions grew the company began to fill some orders by drop shipment, where the order and payment is taken through the company's web site, the video is then ordered from the distributor and shipped directly from the distributor to the customer. This method accounts for 8% of current shipments in 1999. Videoflicks.com Inc. currently employs 35 people.

In November of 1998 Videoflicks Canada Limited transferred the assets of its Videoflicks.com Internet division to its wholly-owned private shell company which it had incorporated on July 4, 1997, Videoflicks.com Limited, in contemplation of amalgamating Videoflicks.com Limited with two arm's length companies, Mantaur Petroleum Corporation, a public shell company which had no operating business and no material assets or liabilities, and 1318780 Ontario Limited, a private company which was formed to raise financing for the amalgamated company and which otherwise had no business operations. Following arm's length negotiations the amalgamating companies entered into Pre-Amalgamation and Amalgamation Agreements reflecting their relative contributions to the amalgamated company, being the


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Videoflicks.com Internet business of Videoflicks.com Limited, the public company status of Mantaur Petroleum Corporation as a reporting issuer under the Securities Act (Ontario) and the $1.2 million raised in 1318780 Ontario Limited. The objective of the amalgamation was to create a new company having the Videoflicks.com Internet business, $1.2 million in cash, and public company status as a reporting issuer under the Securities Act (Ontario).

The Company, Videoflicks.com Inc.,was formed on March 23, 1999 by the amalgamation of Mantaur Petroleum Corporation, 1318780 Ontario Limited and Videoflicks.com Limited, on a reverse take-over basis, by means of Articles of Amalgamation issued under the Business Corporations Act (Ontario). The legal effect of the amalgamation was that upon the filing of the Articles of Amalgamation each of the amalgamating companies ceased to exist as a distinct legal entity but were combined into one new legal entity, Videoflicks.com Inc. Under the Business Corporations Act (Ontario) the Articles of Amalgamation are deemed to be the Articles of Incorporation of Videoflicks.com Inc. Upon amalgamation the shares of each of the amalgamating companies were converted into shares of the amalgamated company with the effect that all of the assets, liabilities and contractual obligations of the amalgamating companies became the assets, liabilities and contractual obligations of the amalgamated company, Videoflicks.com Inc.

Upon amalgamation an aggregate of approximately 16,760,400 common shares and 4,180,200 Series A warrants of the Company were issued on the following basis as set forth in the Amalgamation Agreement:
     a)every five issued and outstanding common shares of Mantaur Petroleum Corporation were converted into one common share and one-half of one Series A warrant of the Company;
     b) every one common share of Videoflicks.com Limited was converted into one common share of the Company;
     c)every one common share of 1318780 Ontario Limited was converted into one common share and one-half of one Series A warrant of the Company; and
     d) every one Class A share of Ontco was converted into one common share of the Company, with the result that, upon amalgamation, approximately 5,960,400 common shares and 2,980,200 Series A warrants of the Company were issued to shareholders of Mantaur Petroleum Corporation, 8,000,000 common shares of the Company were issued to the shareholder of Videoflicks.com Limited and 2,800,000 common shares and 1,200,000 Series A warrants of the Company were issued to shareholders of 1318780 Ontario Limited. Each Series A warrant of the Company entitled the holder to purchase, for the price of$0.75, one common share and one Series B Warrant of the company on or before July 23, 1999, after which the Series A warrants expired. Each Series B warrant of the Company entitled the holder thereof to purchase one common share of the Company for $1.15 on or before November 23, 1999, their expiry date.

An aggregate of 1,047,670 Series A Warrants were exercised up to July 23, 1999, the date of expiry of the Series A Warrants, yielding aggregate gross proceeds of $785,752.50. The remaining 1,932,530 Series A Warrants expired, unexercised at the close of business on July 23, 1999. Pursuant to the exercise of the aforementioned 1,047,670 Series A Warrants an aggregate of 1,047,670 Series B Warrants were issued. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,648 Series "B" Warrants expired, unexercised.

Videoflicks.com Inc. currently has no officers or directors who were with Mantaur Petroleum Corporation or 131870 Ontario Limited and has no contracts or commitments with any former officers or directors of these companies. Michael Kavanagh, director and President of the Company is a director of Videoflicks Canada Limited and beneficially owns 50% of the stock of Videoflicks


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Canada Limited, the other 50% being owned by his spouse Beverley Kavanagh.
Michael Kavanagh and his spouse, through their ownership of Videoflicks Canada Limited, are beneficial owners of approximately 47.3% of the outstanding common shares of the Company. The Company has entered into an agreements with Videoflicks Canada Limited relating to the supply of inventory products for sale and a rental agreement for office space. (These agreements are Exhibits
2.4 and 2.5 to this Form)

GENERAL

The Company is engaged in the business of selling movie videos on VHS videotape and DVD ("Digital Video Disk") formats through its web site on the Internet (www.videoflicks.com), utilizing software developed by the Company.

Videos may be searched for on the web site by title, category, or actor/character. Reviews by professional critics as well as customer reviews are provided to assist the customer. The web site also provides announcements of forthcoming releases together with release dates. At the present time the Company's web site has over 200,000 pages, listing more than 70,000 movies. Sales to date include more than 23,000 different titles on videocassette and digital video disc ("DVD") to over 60,000 customers in more than 30 countries. The web site currently receives more than 1,000,000 visitors per month. The database not only lists nearly all commercially available videos known to the Company, but also those announced for forthcoming release, together with the release date.

The Company offers search and browse features, e-mail services, web-based credit card payment, direct shipping to customers, and customer profiled shopping services where the customer determines the method of searching the video database either by title, actor, category, or director. Customers determine if they would like to be notified of the upcoming specials, new or re-leases of videos in their interest categories either through e-mail, fax or mail and the customer determines the method of payment and shipping of product. The Company intends over time to expand its catalogue into other products, such as music and video games. The Company has virtually unlimited "shelf space" and offers customers a vast selection of videos accessible through a data search and information retrieval page on the company's web site.

The Company strives to offer an online shopping experience that involves discovery and fulfilment for its customers. The Company believes that the sale of videos and other products and services over the web offers attractive benefits to consumers, including, without limitation, enhanced selection, convenience, ease-of-use, competitive pricing, depth of content and information and personalization. Customers entering the Videoflicks.com web site can, in addition to ordering videos and other products, purchase gift certificates, conduct targeted searches, browse highlighted selections, video best sellers and other features, search for videos by subject category, stars, directors, and the like, read and post reviews, register for personalized services, participate in promotions and check order status. The key features of the web site include browsing, reviews and content, interaction with the online community (users logged on to the Company's web site) through movie trivia and e-mail discussion available on the web site, recommendations and personalization, and other unique services, including the availability of multilingual videos.

The web site offers visitors a variety of highlighted subject areas and special features arranged in a fashion intended to enhance video/movie search, selection and discovery. In addition, the home page presents a variety of products and information of topical or current-event interest. To enhance the shopping


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experience and increase sales, the Company features a variety of videos on a rotating basis throughout the site.

A significant feature of the web site is its interactive, searchable catalogue of more than 70,000 titles, including most of the English language movies commercially available on video, and a small number of CD's, videos, audiotapes and other products. The Company provides a selection of search tools to find videos and other products based on title, subject, star and director.

Utilizing proprietary software, the Company has designed a fully scalable systems architecture for the Internet shopping marketplace (i.e. the web server and connection utilized by the Company's web site can be expanded to accommodate increased web site "traffic"). The web site accommodate up to 500,000,000 'hits' per month, 50 times the current number of users on existing hardware. It has integrated all aspects of retail transaction processing, including order placement, secure payment verification, inventory control, order fulfilment and vendor invoicing in one seamless and automated process. The system's credit card encryption uses state of the art 128 bit technology. The system being used now by the Company to sell videos and DVD's can be used to sell any other products that the Company chooses to sell.

The employment of this specialized information system by the Company allows its customers to access an automated marketplace of video movies from the inventories of a large number of manufacturers and distributors and provides detailed product descriptions, product availability, delivery times, delivery status and back-order information. All sales and payments are processed electronically 24 hours a day, with limited employee involvement.

The Company does not maintain an inventory of videos but instead places its customers' orders with a number of manufacturers and distributors who ship the video products ordered directly to the Company's customers, thereby minimizing the Company's handling, delivery and maintenance expenses. The Company does not have written supply agreements with such manufacturers and distributors, most of whom have been supplying the Company's Internet business since 1995. Notwithstanding the risks inherent in such lack of written supply agreements (See Risk Factors - Lack of Written Contracts With Distributors and Manufacturers), Company management believes that, because of the number of available suppliers of videos, such risks are nominal and that the Company would be able to quickly replace any supply of product. The Company also has a Supply Agreement with its controlling shareholder, Videoflicks Canada Limited, pursuant to which Videoflicks Canada Limited has agreed to supply videos to the Company from its inventory at the wholesale catalogue price charged by wholesalers on an arm's length basis on videos, plus shipping charges and applicable taxes. A copy of this agreement is shown in exhibit 2.4.

The Company can capture information from orders received through its web site to develop individual and overall customer profiles with which to focus its marketing efforts by, for example, marketing specific movies or products or offering personalized services to customers based on such profiles. The Company has no current plans to resell this information to other parties.

Total sales and revenues during the past three fiscal years ending August 31, 1998 for the Videoflicks.com Internet division of Videoflicks Canada Limited were earned almost entirely through the sales of video movies over the Internet to unrelated customers. No significant sales or revenue was earned through the Videoflicks.com Internet division of Videoflicks Canada Limited nor by the Company through any other method of sales or product except for a small quantity of recorded music in compact discs ("CDs")format. Historically, sales of videos on VHS and DVD formats and sales of CDs have represented approximately 87%, 11%


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and 2% respectively of total sales revenues. Total sales for the nine months ending May 31 1999 are $1,240,000 and for fiscal year ending August 31, 1998 were $820,000, August 31 1997 $431,000 and August 31 1996 $71,000. Repeat
customers account for 20% to 25% of sales. The total loss for each of these periods are, nine months ended May 31 1999 ($356,000), August 31, 1998 ($113,000), August 31, 1997 ($69,000) and August 31, 1996 ($45,000). In each of these periods the geographical breakdown of sales has remained constant with 75% to the United States, and the balance of sales being less than 5% for any other country.

BUSINESS PLAN

The Company's business strategy and plan of operations for the next twelve months is to build strong brand recognition, strengthen customer loyalty and increase customer traffic to the Videoflicks.com web site, enhance supplier relationships, maximize repeat purchasers and develop incremental revenue opportunities such as offering rental space for banner advertising on the site, while creating an economic model that is superior to that of the capital and real estate intensive traditional retailing business. Achieving increased profitability is dependent upon the Company's continued growth through its ability to generate and sustain substantially increased revenue levels. The objective of Company management is to achieve growth in both revenues and profits in a fiscally responsible and sustainable manner.

The Company's business strategy and plan of operations for both the remainder of this fiscal year and for the first six months of the next year is to build strong brand recognition, strengthen customer loyalty and increase customer traffic to the Videoflicks.com web site, enhance supplier relationships, maximize repeat purchasers, develop incremental revenue opportunities through affiliated or related sites, related product areas, acquisition of complementary businesses, products or technologies and by offering rental space for banner advertising on the site,while creating an economic model that is superior to that of the capital and real estate intensive traditional retailing business. Achieving increased profitability is dependent upon the Company's continued growth through its ability to generate and sustain substantially increased revenue levels. The objective of Company management is to achieve growth in both revenues and profits in a fiscally responsible and sustainable manner.

To continue this growth, the Company must maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and transaction-processing systems, improve its web site, provide superior customer service and order fulfilment, respond to competitive developments and attract, retain and motivate talented personnel and management experienced in large and fast-growing organizations.

The Company believes that success will depend on its ability to extend its brand position, to provide its customers with outstanding value and a superior shopping experience and the ability to achieve sufficient sales volume to realize economies of scale. The company plans to grow the customer base through advertising campaigns, creating marketing relationships with other Web based retailers and information providers and expansion of the company's affiliate program. Our customer service representatives are movie enthusiasts who can offer superior service to customers looking for hard to find videos and can answer inquiries about movies, actors etc. to help a client locate the movie of their choice, through e-mail, Chat lines or voice. The company is also implementing technical improvements to its web site which will enable more text and graphics to be added to its movie/actor information feature to further enhance the customer shopping experience. The Company believes that its emphasis on customer service as well as management's experience in both Internet retail since 1995 and its 10 to 18 years of experience in storefront retail of videos to be the Company's primary competitive advantages.

To date the business of the Company has operated with little or no advertising support, relying upon word-of-mouth publicity. Notwithstanding the lack of advertising support, sales generated by the Company's business for the nine months ended May 31, 1999 increased 100% to $1,240,000 as compared to sales for the nine months ended May 31, 1998. Repeat customers represent 20 to 25% of orders. For each of the last 3 fiscal years approximately 75% of the Company's sales were made to customers in the United States and of the remaining sales, no more than 5% was concentrated in any one country. Despite this historical organic growth, the Company believes that continuing to strengthen its brand is


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critical to achieving widespread acceptance of Videoflicks.com, particularly in light of the competitive nature of the Company's market. Promoting and positioning its brand will depend largely on the success of the Company's marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. Although sales are increasing, to date the company has not achieved profitability and has sustained losses in each period. The Company expects to continue to incur net losses for the next few years.

A pilot-program for advertising utilizing on-line media and print conducted in fiscal 1998, suggested to management of Videoflicks Canada Inc. that expenditures for advertising would result in an increase in the number of visitors to its web site and correspondingly an increase in sales volumes. Accordingly, management of the Company had committed $600,000 to an initial advertising campaign, focussing on banner advertising, that is the placement of the Company's advertisements on other web sites, which was to have commenced in August, 1999. However management of the Company subsequently determined that the initial advertising campaign would not be a sufficiently cost effective means of generating new customers and therefore decided not to proceed with the proposed campaign. Although advertising will continue to be a part of the Company's business plan, management of the Company is also reviewing alternative means of marketing including arrangements whereby the Company would have access to other companies' customer bases on a sharing-of-revenue basis.

Web site development and operating infrastructure development will also be a priority. Company management believes that the development of a high volume of traffic on its web site will be a key element of its success. Therefore, the satisfactory performance, reliability and availability of the web site, transaction-processing systems and network infrastructure are critical to the Company's reputation, and its ability to attract and retain customers and maintain customer service levels. In this regard, during fiscal 1999 the Company hired additional programmers to develop its web site and additional staff to fulfill orders and ensure timely product shipments. The Company's web site development group has increased the efficiency of the data and systems management, thereby streamlining the order-processing system. The Company plans to continue to implement technology-driven enhancements to its web site to provide increasingly valuable personal service programs, make the user-interface as intuitive, engaging and fast as possible and continuously improve the efficiency of its order fulfilment activities. To meet the demands of anticipated future growth in traffic on the Company's web site the Company intends to expand and upgrade its network infrastructure by adding another T1 transmission line (a 40 megabyte per second data connection line)or similar expansion which will be required if the average number of 'users' (i.e. unique visitors signing on to access the Company's web site) per day increases to 100,000 from the present rate of approximately 33,000 or if the number of 'hits' (i.e. number of individual pages on the web site which are viewed by users) per month increases to 45,000,000 from the present rate of 15,000,000.

Upon amalgamation the Company succeeded to all of the assets and liabilities of each of the amalgamating companies which ceased to exist as distinct entities but merged to form the Company. Included in the assets to which the Company succeeded was the $1.2 million which one of the amalgamating companies, 1318780 Ontario Limited, had raised for the purpose of funding the Company.
The Company obtained additional funding through the exercise of warrants which it issued pursuant to the amalgamation. In this regard, as of the close of business on July 23, 1999, the date of expiry of the Series "A" Warrants, an aggregate of 1,047,670 Series "A" Warrants had been exercised from which the Company realized aggregate gross proceeds of $785,752.50 and an aggregate of 1,047,670 Series "B"


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Warrants were issued pursuant to the exercise of the aforementioned Series "A"
Warrants. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,558 Series "B" Warrants expired, unexercised. The Company has outstanding and contingent stock options, granted under the Company's Stock Option Plan, exercisable to purchase up to 2,240,000 Company common shares at $0.50 per share from which the Company would realize an additional $1,120,000 if all such options were exercised. On October 26, 1999 the Company also granted a stock option to Thomson Newspapers Inc., outside of its Stock Option Plan, to purchase up to 750,000 common shares of the Company at $0.48 per share which would yield aggregate proceeds to the Company of $360,000 if all the shares were purchased under such option. The Company intends to allocate approximately 70%-75% of the funds obtained during the current fiscal year from the amalgamation and through the exercise of its Warrants and stock options principally for marketing to increase the Company's sales and the remaining 25%-30% for hardware and software improvements to the Company's web site and for general working capital purposes.

Planned expansion, growth through advertising, and upgrades to the Company's web site will require an additional estimated $5,000,000 over the next 12 months. A portion of these funds may or may not be raised through the exercising of the stock options however the Company will likely need to raise additional equity or debt financing in order to execute its business plan.

The Company views its producers and distributors as customers and seeks to utilize its competitive advantages in customer service and industry experience to build strong relationships with them. In addition, the demographic and purchasing data accumulated by the Company will enable it to target video studios for particular product offerings to the company's customers. Through targeted marketing and virtually unlimited shelf space the Company intends to offer suppliers enhanced promotional opportunities for new products, new video titles and second and third tier titles.

The Company intends to leverage its brand, on-line commerce experience, operating infrastructure and customer base to broaden its presence and develop additional revenue opportunities. Management of the Company believes that it can further its growth opportunities through revenue sharing programs with companies that send customers to the company for video purchases, and advertising sharing programs where the company offers advertising space on the web site for equal space on other web sites or with Internet Service Providers. The Company will also look to other International video retail companies and distributors to service customers that require video and DVD in a format other than that available in North America. In return the company can fulfill their requirements for their North American customers. The Company will also consider developing incremental revenue opportunities through affiliated or related sites, related product areas and acquisition of complementary businesses, products or technologies . The Company will also consider exploiting opportunities presented by its customer demographic and substantial web site traffic to sell banner advertising on its web site.

Commitment to research and development is an important policy of the Company as management of the Company realizes that to stay competitive the Company must be on the leading edge of computer hardware and software development of the web for retail transactions and information technology. The Company has expended $69,000 in fiscal year ended August 31, 1999 for research and development, $39,000 for August 31, 1997, and $8,000 in fiscal year ended August 31, 1996. For the none months ended May 31, 1999 this expenditure has grown to $102,000 and is expected to increase further in the future as the Company develops new applications and procedures. Although management of the Company does not expect that increased web site traffic will necessitate web site capacity upgrades in the next 12 months, the Company intends to increase its web site capacity in any


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case within the next 12 months from the present 990,000 users and 15,000,000 hits per month to 35,000,000 users and 750,000,000 hits per month, at a cost of approximately $10,000.

COMPETITIVE ENVIRONMENT

The online commerce market, particularly over the World Wide Web, is new, rapidly evolving and intensely competitive. In addition, the retail video industry is intensely competitive. The company's current or potential competitors include (i) various online video sellers such as vendors of other information-based products such as CDs and books, including entrants into narrow specialty niches, (ii) a number of indirect competitors that specialize in online commerce, through which retailers other than the Company may offer products and (iii) publishers, distributors and retail vendors of videos, music and books, including Amazon.com, Blockbuster Video, Reel.com and other large specialty videosellers and integrated media corporations. These characteristics of the Industry may have a material impact on the future financial performance of the company. See "Risk Factors Affecting the Company" for further discussion of competition.

INTELLECTUAL PROPERTY

A trademark registration application was filed with the U.S. Patent and Trademark Office in January 1999 for the mark "Videoflicks.com". All rights in respect of the trademark application were acquired by the Company upon amalgamation. The mark Videoflicks.com was first used in 1995, in connection with the business of the Company, by Videoflicks Canada Limited from which all rights in the mark were acquired by Videoflicks.com Limited and subsequently by the Company upon amalgamation.

HUMAN RESOURCES

On November 23, 1999, the Company had 32 full-time employees and 3 part-time employees. As the Company encourages share ownership, it has established an option plan (see "Item 12. - Compensation - Stock Option Plan") to attract, motivate and retain key employees and consultants. The Company's employees are not governed by a collective bargaining agreement. The Company believes that its employee relations are good.


RISK FACTORS AFFECTING THE COMPANY

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks which can adversely affect the business and in turn the financial results which can affect the value of an investment in common stock.

The company has a limited operating history in an industry that is new and quickly evolving with changing markets. With the company being in the development stage with no long term operating history or history of profitability an investor should consider the risks and difficulties early stage companies will encounter in the new and rapidly changing market of online commerce.

     COMPETITION

THE MARKET FOR VIDEO SALES OVER THE INTERNET IS NEW, RAPIDLY EVOLVING AND INTENSELY COMPETITIVE. THE COMPANY MAY NOT BE ABLE TO SUCCEED AGAINST COMPETITORS


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WHICH HAVE LARGER CUSTOMER BASES, GREATER BRAND RECOGNITION AND SIGNIFICANTLY
GREATER FINANCIAL, MARKETING, TECHNICAL AND OTHER RESOURCES THAN THE COMPANY.

The market for video sales over the Internet is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at relatively low cost using commercially available software.

The Company potentially faces competition from other large online communities and services that have expertise in developing online commerce and in facilitating online video sales interaction. Other large companies with strong brand recognition and experience in online commerce, such as large media companies may also seek to compete in the online video sales market. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company believes that the principal competitive factors in its market are volume and selection of videos, population of buyers, customer service, reliability of delivery, brand recognition, web site convenience and accessibility, price, quality of search tools and system reliability.

Many of the Company's current and potential competitors have larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online video sales companies may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, some of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies, obtain more favourable terms from manufacturers and distributors and devote substantially more resources to web site and systems development than the Company or may try to attract traffic by offering videos at a lower price.

The Company expects that competition in the online commerce market will intensify in the future. For example, as various market segments obtain large, loyal customer bases, participants in those segments may seek to leverage their market power to the detriment of participants in other market segments. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on online retailers, including the Company. For example, "shopping agent" technologies will permit customers to quickly compare the Company's prices with those of its competitors.

Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand. There can be no assurance that the Company will be able to compete successfully against current and future competitors.

Companies that control access to transactions through network access or web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Web-based applications that direct Internet traffic to web sites may channel users to trading services that compete with the Company. Any and all of these events could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

There is no assurance that the Company's responses to its competitive environment will have a positive competitive effect.

     RISKS ASSOCIATED WITH BRAND DEVELOPMENT

IF THE COMPANY FAILS TO PROMOTE AND MAINTAIN ITS BRAND OR INCURS SUBSTANTIAL EXPENSES IN AN ATTEMPT TO PROMOTE AND MAINTAIN ITS BRAND OR IF THE COMPANY'S EXISTING OR FUTURE STRATEGIC RELATIONSHIPS FAIL TO PROMOTE THE COMPANY'S BRAND OR INCREASE BRAND AWARENESS, THE COMPANY'S BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED.

Failure of the Company to promote and maintain its brand may have an adverse effect on its sales revenues. However, there can be no assurance that brand promotion activities will result in increased sales revenues in the short term and the longer term or that any such revenues would offset the expenses incurred by the Company in building its brand.

     RAPID TECHNOLOGICAL CHANGE

THE MARKET IN WHICH THE COMPANY COMPETES IS CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS. THE FAILURE OF THE COMPANY TO ADAPT TO SUCH CHANGES WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS, RESULTS OF OPERATIONS, PROSPECTS AND FINANCIAL CONDITION.

The Company's future success will depend, in part, on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace.

There is the potential for emerging technologies to replace the need, or demand for consumers to physically own video movies, such as digital cable and on-demand movie rental. These technologies can reduce the market for movie videocassettes and DVD. The widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt its services or infrastructure, failing which could result in material adverse effects on the Company's business, results of operations, financial condition and continued viability.

     WEB SITE CAPACITY

ANY INABILITY OF THE COMPANY'S WEB SITE TO ACCOMMODATE INCREASES IN WEB SITE TRAFFIC COULD HAVE A MATERIAL ADVERSE IMPACT ON FUTURE RESULTS.

Current usage amounts could increase beyond the current capacity of the Company's hardware and software limits. Failure of the Company's web site to accomodate increases in web site traffic could result in material adverse effects on the Company's business, results of operations, financial condition and continued viability. The proprietary software has been developed to be fully scaleable to accommodate up to 12,000,000 'users' (i.e. unique visitors signing on to access the Company's web site) each month, being approximately 12 times the current number of users. Current usage, being approximately 33,000 users per day (approximately 990,000 users per month) and 15,000,000 'hits'(i.e. individual web site pages viewed by users) per month is at 33% of the capacity of the existing T1 transmission line (a 40 megabyte per second data connection line), being 100,000 users per day (3,000,000 users per month) and 45,000,000 hits per month.

The company also has a backup system capable of running if the primary server system becomes overused. The system has been tested to run at 80% of capacity.

     RISKS RELATED TO CONSUMER TRENDS

ANY DECLINE IN DEMAND FOR THE GOODS OFFERED THROUGH THE COMPANY'S SERVICE AS A RESULT OF CHANGES IN CONSUMER TRENDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The Company derives substantially all of its revenues from selling video movies. The Company's future revenues will depend upon continued demand for the types of goods that are offered by the Company. Changes or trends in consumer preferences may also cause significant fluctuations in the Company's operating results from one quarter to the next.

Any new or complementary services, products or transaction formats introduced by the Company or any expansion of the breadth and depth of services offered by the Company to address such trends may not be accepted by the consumer. The lack of market acceptance of such services or the Company's inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on the Company's business, results of operations, prospects and financial conditions. There can be no assurance that the Company would be able to expand its operations to offer such new technologies in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new business or service launched by the Company that is not favorably received by consumers or wholesalers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Company's management, financial and operational resources.

     LACK OF WRITTEN CONTRACTS WITH DISTRIBUTORS AND MANUFACTURERS

THE COMPANY HAS NO WRITTEN AGREEMENTS WITH MANUFACTURERS AND DISTRIBUTORS OF VIDEOS WITH WHOM THE COMPANY PLACES ITS CUSTOMERS' ORDERS.

Except for the Supply Agreement with Videoflicks Canada Limited, the Company has no written agreements with manufacturers and distributors of videos with whom the Company places its customers' orders If such manufacturers and distributors of videos should stop shipping videos ordered by the Company or unilaterally and adversely change the terms and conditions of the present arrangements and the Company was unable to, in a timely fashion, secure an alternative supplier of videos, or if an alternative supplier of videos was secured but on terms less favorable, then this could have a significant adverse effect on the financial performance of the Company and thereafter the continued viability of the Company and the Company may have no recourse as against such manufacturers and distributors.

     ONLINE COMMERCE SECURITY RISKS

SECURITY BREACHES COULD AFFECT THE SECURE TRANSMISSION OF CONFIDENTIAL INFORMATION, INCLUDING CUSTOMER CREDIT CARD NUMBERS AND EXPOSE THE COMPANY TO LIABILITY.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Currently, a significant number of the Company's customers authorize direct billing of their credit card accounts directly for all videos purchased. The use of credit cards account for 96% of all transactions. The balance of sales are paid for by check or money order. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation and, therefore, on its business, results of operations, prospects and financial condition.

To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the web in particular, especially as a means of conducting commercial transactions. The Company's insurance policies carry a $2,000,000 coverage limits, which may not be adequate to reimburse the Company for losses caused by security breaches. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

     RISKS ASSOCIATED WITH ACQUISITIONS

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO IDENTIFY, NEGOTIATE OR FINANCE FUTURE ACQUISITIONS SUCCESSFULLY, OR TO INTEGRATE SUCH ACQUISITIONS WITH ITS CURRENT BUSINESS.

If appropriate opportunities present themselves, the Company intends to acquire businesses, technologies, services or products that the Company believes will promote the growth required under the business plan. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition, will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations, prospects and financial condition.

     DEPENDENCE ON THE WEB INFRASTRUCTURE

THERE CAN BE NO ASSURANCE THAT THE INFRASTRUCTURE OR COMPLEMENTARY PRODUCTS OR SERVICES NECESSARY TO MAKE THE WEB A VIABLE COMMERCIAL MARKETPLACE FOR THE LONG TERM WILL BE DEVELOPED OR THAT IF THEY ARE DEVELOPED, THAT THE WEB WILL BECOME A VIABLE COMMERCIAL MARKETPLACE FOR SERVICES SUCH AS THOSE OFFERED BY THE COMPANY.

The success of the Company's service will depend in large part upon the development and maintenance of the web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, or timely development of complementary products such as high-speed modems, for providing reliable web access and services. This service is provided by third parties to the company. Because global commerce and the online exchange of information is new and evolving, it is difficult to predict with any assurance whether the web will prove to be a viable commercial marketplace in the long term. The web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the web will not be adversely affected.

Outages and delays could adversely affect the level of web usage and also the level of traffic. This could have a significant negative impact on the Company's sales. In addition, the web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in future, including outages and delays resulting from the inability of computers or software to distinguish dates in the 21st century from dates in the 20th century. See "-- Year 2000 Implications".

There can be no assurance that the infrastructure or complementary products or services necessary to make the web a viable commercial marketplace for the long term will be developed or that if they are developed, that the web will become a viable commercial marketplace for services such as those offered by the Company. If the necessary infrastructure, standard or protocols or complementary products, services or facilities are not developed, or if the web does not become a viable commercial marketplace, the Company's business, results of operations, prospects and financial condition will be materially and adversely affected. Even if the infrastructure, standards or protocols or complementary products, services or facilities are developed and the web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its service to changing web technologies, which could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

     RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH THE COMPANY'S
SERVICE

THERE IS THE RISK THAT CLAIMS COULD BE MADE AGAINST THE COMPANY UNDER BOTH UNITED STATES AND FOREIGN LAW FOR DEFAMATION, LIBEL, INVASION OF PRIVACY, NEGLIGENCE, COPYRIGHT OR TRADEMARK INFRINGEMENT, OR OTHER THEORIES BASED ON THE NATURE AND CONTENT OF THE MATERIALS DISSEMINATED THROUGH THE COMPANY'S SERVICE OR THIRD PARTY ON LINE SERVICE PROVIDERS.

The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Several private lawsuits seeking to impose such liability upon other online services companies are currently pending. Certain countries and jurisdictions limit or prohibit the sales of certain videos which the Company sells. For example, the company may not ship erotic videos into the Islamic Republic of Iran which prohibits their importation.

New legislation could be enacted in any jurisdiction which would have the effect of imposing liability, limiting, or prohibiting transmission over the Internet of information that appears on the Company's web site. For example, the

Company's service features a Movie Review Publication section for each video it sells, which includes information from users regarding their thoughts about that movie. Although all such feedback is generated by users and not by the Company, it is possible that a claim of defamation or other injury could be made against the Company for content posted in the Movie Review Pages. The imposition upon the Company and other online services providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue the affected service offerings.

Increased attention focussed upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. While the Company carries liability insurance in the amount of $2,000,000, it may not be adequate to fully compensate the Company in the event the Company becomes liable for information carried on or disseminated through its service. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, results of operations and financial condition.

     GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

THE COMPANY MAY NOT BE IN FULL COMPLIANCE WITH CANADIAN AND UNITED STATES LAWS AND REGULATIONS OR THOSE OF OTHER JURISDICTIONS.

The Company believes that it is currently in material compliance with Canadian and United States laws and regulations applicable to access to and commerce on the Internet, including regulations applicable to businesses generally.
However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of the U.S. Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations, prospects and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company's service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the and related technologies. The Company does not believe that such regulations, which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that a state, province or other jurisdiction will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

Several states and provinces have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Company is not collecting data on customers or visitors for later resale. The United States Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations, prospects and financial condition.
Because the Company's services are accessible worldwide, and the Company sells videos to users worldwide, there is a risk that other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in Canada, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

     SALES AND OTHER TAXES

A JURISDICTION MAY IMPOSE SALES TAX COLLECTIONS OR OTHER TAX OBLIGATIONS ON THE COMPANY.

The Company does not collect sales or other similar taxes in respect of goods sold. However, one or more states, provinces or other jurisdictions may seek to impose sales tax collection obligations on out-of-state or foreign companies such as the Company which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or provinces or any foreign country that the Company should collect sales or other taxes on the sale of videos on its system could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

Legislation limiting the ability of the states and provinces to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. There can be no assurance that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states or provinces to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse affect on the Company's business, results of operations, prospects and financial condition.

     RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

THE COMPANY MAY BE UNABLE TO GENERATE REVENUES FROM FOREIGN OPERATIONS AND EXPAND ITS INTERNATIONAL PRESENCE.

The risks inherent in doing business on an international basis include meeting regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations and potentially adverse tax consequences. These conditions could adversely affect the success of the Company's international operations. A component of the Company's business plan is to expand internationally. Approximately 75% of the Company's current sales are made to residents of the United States and Company management believes that the sales of its principal competitors are also concentrated in the increasingly competitive U.S. market. Expansion in the international markets will require management attention and resources. The Company has limited experience in establishing its service in new local markets, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into international markets. There can be no assurance that one or more of the factors discussed above will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations, prospects and financial condition.



     PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS

THE COMPANY'S RELIANCE ON TRADEMARK REGISTRATION, CONTRACTUAL ARRANGEMENTS OR APPLICABLE LAWS WILL PROVE INSUFFICIENT TO PREVENT MISAPPROPRIATION OF THE COMPANY'S TECHNOLOGY OR TO DETER INDEPENDENT THIRD-PARTY DEVELOPMENT OF SIMILAR TECHNOLOGIES.

The Company regards the protection of its trademark copyright, service marks, trade dress and trade secrets as critical to its future success and relies on a combination of trademark registration and copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and non-disclosure agreements with parties with which it conducts business in order to limit access to and disclosure of its proprietary information. The Company pursues the registration of its trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online. The Company expects that it may license in the future its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of the Videoflicks.com brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

     AVAILABILITY OF THIRD PARTY TECHNOLOGIES

THIRD-PARTY TECHNOLOGIES UTILIZED BY THE COMPANY MAY CEASE TO BE AVAILABLE TO THE COMPANY AND OR CEASE TO BE AVAILABLE ON COMMERCIALLY REASONABLE TERMS.

The Company relies on technologies that it has purchased from third parties under shrink-wrap licence agreements, such as Microsoft and O'Rilieys Web Site, the suppliers of key database technology, the operating system and specific hardware components from which the systems for operating the Company's web site have been developed. The loss of such technologies could require the Company, in the course of upgrading or changing their systems, to obtain substitute technologies of lower quality or performance standards or at greater cost, which could materially adversely affect the Company's business, results of operations, prospects and financial condition.

     INFRINGEMENT CLAIMS

THIRD PARTIES MAY CLAIM INFRINGEMENT BY THE COMPANY WITH RESPECT TO PAST, CURRENT OR FUTURE TECHNOLOGIES.

The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations, prospects and financial condition.

     YEAR 2000 IMPLICATIONS

THE COMPANY MAY BE EXPOSED TO YEAR 2000 COMPUTER  RISKS.

Installed computer systems and software products run the risk of not being year 2000 compatible. These systems are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements.

All of the Company's hardware and software systems used in connection with its web site, data systems and order processing systems have been purchased during the past three years and have all been certified by the manufacturers and developers of same to be Year 2000 compliant. Testing by the Company of such systems has confirmed that they are Year 2000 compliant. Consequently, the Company does not believe that it presently has a material Year 2000 compliance problem and accordingly does not presently anticipate having to incur any material expenses in connection therewith.

The Company's business plan includes potential expansion through the acquisition of businesses, technologies, products and services from other businesses. As the Company continues to expand in this manner throughout calendar 1999, Year 2000 issues could result causing the Company to have to commit resources to address same.

The Company's various vendors, utility companies, telecommunications service companies, delivery service companies and other service providers who are outside its control may not be year 2000 compliant. There is no assurance that such companies will not suffer a Year 2000 business disruption which could harm the Company's business and financial condition. Furthermore, if third-party equipment or software the Company uses in its business fails to operate properly with regard to the Year 2000, it may need to incur significant unanticipated expenses to remedy any such problems.

The Company's failure to resolve any Year 2000 issues which may arise with respect to its products and services could damage its business and revenues and result in liability on its part for such failure. The Company's business and its prospects may be permanently affected by either the liability it incurs to third parties or the negative impact on its business reputation.

     LACK OF MARKET FOR COMPANY'S SHARES

THERE IS NO ASSURANCE THAT A LIQUID MARKET WILL BE DEVELOPED OR BE SUSTAINED IN THE UNITED STATES FOR THE COMMON SHARES OF THE COMPANY

Although the common shares of the Company trade on the over the counter market in Toronto, Ontario (see "Item 5. Nature of Trading Market"), there is no trading market at present in the United States for the common shares of the Company and there is no assurance that a liquid market for the common shares of the Company in the United States will be developed or be sustained. The lack of a liquid market in the United States for the common shares of the Company could have a negative impact on the ability of investors to buy and sell the common shares of the Company and on the value of the shares.

     POSSIBLE VOLATILITY OF SHARE PRICE

THE TRADING PRICE OF THE COMMON SHARES IS LIKELY TO BE HIGHLY VOLATILE AND COULD BE SUBJECT TO WIDE FLUCTUATIONS

The trading price of the common shares is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's quarterly operating results, announcements of technological innovations, or new services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet or online service companies, announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of common shares or other securities of the Company in the open market and other events or factors, many of which are beyond the Company's control. Further, the stock markets in general, and the NASDAQ National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the common shares regardless of the Company's operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations, may also adversely affect the market price of the common shares. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations, prospects and financial condition.

     LIQUIDITY AND CAPITAL NEEDS

THE COMPANY MAY NOT BE ABLE TO ACQUIRE THE FUNDS NEEDED TO IMPLEMENT AND COMPLETE ITS BUSINESS PLAN.

Planned expansion, growth through advertising, and upgrades to the Company's web site will require an additional estimated $5,000,000 over the next 12 months. A portion of these funds may or may not be raised through the exercising of the stock options. The Company will likely need to raise additional equity or debt financing. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. The inability of the Company to obtain additional funding could have a material adverse impact on the business, financial condition and future prospects of the Company. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted.

     CONTROL OF SHARES

MICHAEL KAVANAGH AND HIS ASSOCIATES EXERCISE EFFECTIVE VOTING CONTROL

Michael Kavanagh, President, CEO and a director of the Company and his spouse together beneficially own approximately 47% of the outstanding common shares of the Company. Accordingly, Mr. Kavanagh and his spouse will be able to influence the election of the Company's Board of Directors and the outcome of corporate actions requiring shareholder approval. This level of ownership by such persons may have the effect of delaying, deterring, or preventing a change of control of the Company's Board of Directors and management.

     MANAGEMENT

NOT ALL KEY MANAGEMENT PERSONNEL DEVOTE THEIR FULL TIME TO THE COMPANY'S
AFFAIRS

Michael Kavanagh and Robert Bray devote 75% and 70% of their time respectively to the business and affairs of the Company. If Messrs. Kavanagh and Bray have conflicting demands placed on their time such that they are unable to effectively carry out their managerial functions in a timely and effective manner the business of the Company could be detrimentally affected.

     SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference in this registration statement discuss the Company's plans and strategies for our business or state other forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "plan", "intent", "should", "seek", "will" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of Company management; however, various risks, uncertainties and contingencies could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:


o the success or failure of the Company's efforts to implement its business strategy;
o the other factors discussed under the heading "Risk Factors" and elsewhere in this memorandum.

For a discussion of important risks of an investment in the Company's securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors". You should carefully consider the information set forth under the caption "Risk Factors". In light of these risks, no certainties and assumptions, the forward-looking events discussed in this registration statement might not occur.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's principal facility, which is sub-leased from Videoflicks Canada Limited, is located at 1654 Avenue Road, Toronto, Ontario. The sub-lease expires on July 30, 2000. The sub-lease covers approximately 1,300 square feet and, if required, can be expanded to 2,500 square feet at this location. The Company pays a proportionate amount of the lease obligations of Videoflicks Canada Limited based on the amount of space covered by the sub-lease relative to the total floor space leased by Videoflicks Canada Limited. Management believes that they will outgrow this capacity in the near future and are looking at alternative locations to meet the needs of anticipated future growth.

ITEM 3.  LEGAL PROCEEDINGS

There are no legal proceedings of a material nature pending or known to be contemplated against the Company by any party, including any governmental authorities.

ITEM 4.  CONTROL OF REGISTRANT

(a) At November 23, 1999, there were 17,809,055 common shares of the Company outstanding with an authorized capital of an unlimited number of shares. To the best of Management's knowledge, the only person beneficially owning 10% or more of the Company's outstanding shares as of November 23, 1999 was Videoflicks Canada Limited which owned 8,000,000 common shares of the Company, comprising approximately 44.9% of the outstanding common shares of the Company. All of the shares of Videoflicks Canada Limited are beneficially owned by Michael Kavanagh and his spouse, as to 50% each through their respective holding companies. As a result, Mr. Kavanagh and his spouse, through their ownership of Videoflicks Canada Limited, also have beneficial ownership of the shares owned by Videoflicks Canada Limited and have effective voting control with respect to all matters requiring shareholder approval except for those matters which pursuant to the Business Corporations Act (Ontario) require approval by special resolution of shareholders (i.e. a resolution passed by at least two thirds of the votes cast at a special meeting of shareholders called for the purpose of considering the resolution).

(b) The following table lists each person who as at November 23, 1999 is known to the Registrant to be the owner of more than 10% of the Registrant's outstanding common shares, the only class of voting securities of the Registrant, and the total amount of common shares owned by the directors and officers of the Registrant as a group:




Identity of Person or Group      Amount Owned           Percent of Class

Michael Kavanagh                 8,800,000(1)                47.3%
106 Orenda Road
Brampton, Ontario L6W 3W6

Videoflicks Canada Limited       8,000,000                   44.9%
106 Orenda Road
Brampton, Ontario L6W 3W6

All directors and others as a    8,800,000(2)                47.3%
group

1) Consists of the 8,000,000 common shares owned by Videoflicks Canada Limited, of which Mr. Kavanagh and his spouse each own 50% of the outstanding capital stock, together with the presently exercisable options to purchase 800,000 common shares held by Mr. Kavanagh.

2) Consists of 8,000,000 common shares owned by Videoflicks Canada Limited, of which Mr. Kavanagh and his spouse each beneficially own 50% of the outstanding capital stock, together with the presently exercisable options to purchase 800,000 common shares held by Mr. Kavanagh. Options held by the other directors and officers are subject to vesting requirements none of which are exercisable prior to March, 2000. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries - Stock Option Plan".

          At November 23, 1999, officers and directors, as a group, owned no shares of the Company other than the 8,000,000 common shares of the Company owned by Videoflicks Canada Inc., all of the shares of which are beneficially owned by Michael Kavanagh and his spouse, as to 50% each through their respective holding companies.

c) There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

The Company's shares commenced trading over-the-counter on The Canadian Dealing Network Inc., Toronto, Ontario on April 26, 1999. The following is a summary of trading in the common shares of the Company on The Canadian Dealing Network Inc.(stated in U.S. dollars):

                             High                Low
                            ------              ------

Third Quarter (1)            $1.80               $0.90
Fourth Quarter(2)            $0.95               $0.35
First Quarter(3)             $0.75               $0.20

1.   For quarter ending May 31, 1999, from commencement of trading on April
     26,1999.

2. For quarter ending August 31, 1999, for trades up to and including August 31,1999.

3. For quarter ending November 30, 1999, for trades up to and including November 23,1999.

The closing sales price of the shares as quoted on The Canadian Dealing Network Inc. on November 23, 1999 was $0.24 per share.

Although the Company intends to apply to have its common shares quoted on the NASD (National Association of Securities Dealers) Bulletin Board, there is no trading market at present in the United States for the common shares of the Company (see "Item 1, Business of the Company - Risk Factors Affecting the Company - Lack of Market for Company's Shares").

At November 23, 1999, the Company had 2,961 shareholders of record. At November 23,1999, there were 2,149 United States shareholders of record, holding 2,700,536 shares, which represented approximately 15.2% of the outstanding shares.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  a) There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to holders of the Company's securities who are not residents of Canada, other than withholding tax requirements. Reference is made to "Item 7. Taxation".

  b) There are no limitations imposed by the laws of Canada, the laws of Ontario or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"). The following summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares. The summary is of a general nature only and is not intended to be nor is it, a substitute of independent advice from an investor's own advisor. The summary does not anticipate statutory or regulatory amendments:

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 is $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is CDN$5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds CDN$5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company's business falls under the aforementioned broadcast media sub-category, the acquisition of control of the Company, in excess of the CDN$5 million threshold, by a World Trade Organization Investor would be subject to such review.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non- Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-

Canadian making the investment either before or within thirty (30) days after the investment.

Certain transactions relating to common shares are exempt from the Investment Act, including:

a) an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.



     COMPETITION ACT REVIEW

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre- notification under the Competition Act.

In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations, for ease of reference. This filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the Corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

 (i) aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

 (ii) aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

 (iii) the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period, (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

ITEM 7.  TAXATION

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").

This following summary is based upon the current provisions of the Canadian Tax Act, the regulations there under, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of Revenue Canada, Customs, Excise and Taxation. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult with their own tax advisors with respect to their individual circumstances.

DIVIDENDS ON THE COMPANY'S SHARES

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding taxes levied in respect of dividends received on the Company's shares.


DISPOSITION OF THE COMPANY'S SHARES

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Tax Act. For this purpose, issued shares includes options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

ITEM 8.  SELECTED FINANCIAL DATA

The following selected financial data has been extracted from the financial statements dated June 15, 1999 for the years ended August 31, 1998, 1997 and 1996 and for the periods ended May 31, 1999 and 1998. This financial data reflects the carved-out operations of the business of Videoflicks Canada Limited on a continuity of interest basis. The selected financial data is presented for the life of the Videoflicks.com Internet business which began operations on September 1, 1995 as a division of Videoflicks Canada Limited.

                              VIDEOFLICKS.COM INC.
                            SELECTED FINANCIAL DATA
                      (EXPRESSED IN UNITED STATES DOLLARS)


                         MAY 31       MAY 31
                          1999         1998      AUGUST 31  AUGUST 31  AUGUST 31
                        9 MONTHS     9 MONTHS      1998       1997       1996
                       (UNAUDITED)  (UNAUDITED)  12 MONTHS  12 MONTHS  12 MONTHS

Net Operating           $1,240,000     $621,000   $820,000   $431,000    $71,000
Revenues

Operating Loss          $  356,000     $ 87,000   $113,000   $ 69,000    $45,000

Loss Per Share          $     0.02     $   0.01   $   0.01   $   0.01    $  0.01

Total Assets            $1,478,000     $ 12,000   $ 12,000   $ 18,000    $27,000

Long Term Obligations   $        0     $      0   $      0   $      0    $     0

Redeemable Preferred    $        0     $      0   $      0   $      0    $     0
Stock

Cash Dividends          $        0     $      0   $      0   $      0    $     0
Declared
Per Common Share

EXCHANGE RATES
(CDN$ TO US$)

Period End                  0.6784       0.6866     0.6396     0.7203     0.7314

Average                     0.6602       0.7042     0.6949     0.7310     0.7335

Low                         0.6379       0.6809     0.6311     0.7130     0.7212

High                        0.6922       0.7307     0.7307     0.7540     0.7535

EXCHANGE RATE @
JULY 21, 1999 - .6673

The above selected financial data has been prepared in accordance with generally accepted accounting principles in Canada which conform in all material respects with accounting principles generally accepted in the United States. In the preparation of the above selected financial data there were no material issues requiring reconciliation of Canadian with United States generally accepted accounting principles.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herein (see "Item 17. Financial Statements"). The financial statements have been prepared in accordance with generally accepted accounting principles in Canada which conform in all material respects with accounting principles generally accepted in the United States. In addition to historical information, the following discussion and analysis includes forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those expressed in the forward-looking statements as a result of certain factors, including those described in "Risk Factors" and elsewhere herein.

OVERVIEW

The Company sells movies on VHS videotape and DVD formats through its Internet web site at www.videoflicks.com. The Company is in its early stages as a public company, having been formed as a public company under Ontario securities legislation by amalgamation in March, 1999. The Company is not public in the United States. Prior thereto the business of the Company was, since 1995, operated as a division of Videoflicks Canada Limited, a private company which, as its principal business, owned , operated and franchised video retail outlets. Management of Videoflicks Canada Limited, recognizing the potential of the Internet as a retail medium, determined that it was essential to the success of its Internet business that it have access to the public financial markets to raise the necessary funds for advertising and web site development. Effective November 30, 1998 Videoflicks Canada Limited completed a 'spin-out' of its Internet business, transferring it to its wholly-owned subsidiary, Videoflicks.com Limited which, in March, 1999 amalgamated with two other companies to form the Company. As a consequence of the amalgamation in March 1999, the Company obtained $1,200,000 which had been raised by 1318780 Ontario Limited, one of the amalgamating companies, in contemplation of the amalgamation.

The historical financial statements presented herein for the fiscal years ended August 31, 1998, 1997, and 1996 reflect the carved-out operations of the Internet business of Videoflicks Canada Limited on a continuity of interest basis. During these fiscal periods acquisitions by the Company's business were financed as a division of Videoflicks Canada Limited. The financial results of the individual companies which amalgamated to form the Company are not presented or commented on as they do not reflect the business activity the Company is currently involved.

Sales are recognized when products are shipped to customers and are net of any allowances for returns. Sales figures include sale of products and shipping revenue. For the periods 1995 through 1999 the average selling price of the products has remained consistent. The Company includes in cost of sales all products purchased and shipped to customers, discounts from credit card purchases and costs of shipping. The Company incurred no significant advertising expenses for the periods covered by the financial statements herein. Site operating expenses include all costs associated with maintaining the Internet web server. These costs include rental of the T1 transmission line (40 megabyte per second data connection line), hardware maintenance and software upgrade costs. Capital expenditures are recorded at book value.

RESULTS OF OPERATIONS

Nine Months Ended May 31, 1999 Compared with the Corresponding Nine Months Ended May 31, 1998

For the nine months ended May 31,1999 sales increased to $1,240,000 compared to $621,000 for the same period ended May 31,1998, an increase of 100%. This sales growth was achieved without the aid of advertising and resulted from competitive product pricing, high customer service and prompt delivery meeting customers' needs. Also, in 1999 a decision was made to reduce the shipping charges to customers to a level that competitive companies were charging. Repeat customers represented 20% to 25% of orders. Cost of sales for the nine month period ending May 31,1999 was $893,000.

Inventory of product for sale increased as the Company purchased hard to find and specialized products for inventory for the nine month period ended May 31,1999. Prior to this period the company operated as a division of Videoflicks Canada Limited, which held the inventory. The Company has entered into an agreement with Videoflicks Canada Limited to purchase product for sale at prices that are the same as those purchased from a third party vendor. This agreement allows the Company to purchase product from a secure source without having to set up terms with suppliers or maintain a sizeable inventory. The advances from Videoflicks Canada Limited reflect the accounts payable owed to it for these purchases.

Due primarily to the increase in sales volumes, additional staff were hired to fulfill orders and ship product in a timely manner. Since this time, Company management has invested in streamlining the order processing system by increasing efficiencies in data management and systems management. As a result, management believes that future increases in sales will not lead to corresponding increases in personnel to process orders and that the average shipping costs per order will decrease. The increase in wages also reflects the hiring of additional programmers for the nine months ending May 1999 to enhance the web site and program better tracking of customers products from ordering product through to the shipping stages.

Increased administration costs, which include all office wages and general expenses needed to run the Company, also reflect the increased business activity; however these are not expected to significantly increase in the near future.

The investor relations expenses, incurred shortly after the Company's shares became publicly traded, relate to advertising the Company to the investment community to increase the awareness of the stock. Management believes these costs should be expensed when they are incurred instead of amortizing them over a period of time, as the residual factor of the value after the advertising cannot be determined.

The increased prepaid expenses account includes retainers paid to an advertising company and to an investor relations company. These prepaid items will be expensed prior to the end of calendar 1999. They are cash deposits made to the suppliers for services that are to be provided at a later date. As such they are recorded as prepaid items.

The Company made significant investments in assets of computer hardware and software in the nine months ending May 31,1999 to upgrade the web site and increase capacity for the future. The Company believes that the continued development of its software and systems to allow the consumer to purchase product more easily, to increase their selection of product and to make the shopping experience more personalized and enjoyable will increase its sales and customer base over the coming periods.

The increase in net cash used in operating activities for the nine months ended May 31,1999 was primarily due to the $1,200,000 cash acquired on amalgamation plus the $458,000 proceeds from the exercise of the Series A Warrants less the net loss of $356,000 as well as the purchase of $113,000 in capital assets and $354,000 in prepaid expenses.

Depreciation of capital assets has increased for the nine month period ended May, 1999 over 1998 from $4,000 to $13,000 due to the increase in asset purchases.

The decrease in the gross profit rate for the nine-month period ended May 31, 1999 from 33% of revenues in 1998 to 28% of revenues in 1999 was due to management's decision to reduce shipping charges to competitor's rate, as mentioned above, and to the implementation of partial shipments which increased the shipping costs with no increase in revenues. This change has reduced the margin on the gross profit figures in 1999.

The net loss for the period ended May 31, 1999 of $356,000 was comprised mostly of the $221,000 charge for investor relations. The balance of $135,000 loss is made up of increased costs of order processing, systems upgrades and preparing for expansion in the near future.

Fiscal 1998 Compared to Fiscal 1997

Net sales increased to $820,000 for the fiscal year ended August 31,1998 compared to $431,000 for the year ended August 31,1997. Sales have increased dramatically year over year. This increase in sales dollars is due to an increase in volume of product sold and not to an increase in prices. Prices have been steady for the past year.

Advertising expenses include all marketing and advertising expenses. The figures shown in 1998 reflect an initial on-line media buy and print purchase to see if advertising has an effect on the number of visitors to the site and an increase in sales. The results indicated there is an increase that has led management to commit $600,000 of the funds raised in March of 1999 for an initial advertising campaign to begin in August of 1999. However management of the Company subsequently determined that the initial advertising campaign would not be a sufficiently cost effective means of generating new customers and therefore decided not to proceed with the proposed campaign.

Cost of sales for the year ended August 31,1998 were $553,000 compared to $290,000 for the year ended August 31,1997. This amount as a percentage of sales has remained constant from the previous year at 67%.

Wages increased significantly as compared to 1997 as a result of increased business activity. More staff was hired to fulfil orders due to the increased volume of sales. The increase in Information Technology wages is due to more programmers being hired to upgrade the web site and develop better software systems.

Capital expenditures are recorded at book value and have been minimal during this period.

Gross profit remained constant for the years ending August 31,1998 and August 31,1997 at 33%. This is due to management's decision to concentrate on selling video product that has a higher mark-up, and sourcing various suppliers to attain the least cost on purchases of video product for sale.

Fiscal 1997 Compared to Fiscal 1996

Net sales increased to $431,000 for the year ended August 31,1997 compared to $71,000 for the year ended August 31,1996. This increase in sales is largely due to an increase in volume by users surfing the Internet, finding the site and making a purchase. A small portion of the increase in sales is due to management raising the price of products for sale.

Cost of sales for the year ended August 31,1997 were $290,000 compared to $54,000 for the year ended August 31, 1996.

Gross profit for the year ending August 31,1997 increased to 33% of revenues from 24% of revenues in the year ended August 31,1996.

The lower margin in 1996 reflects the beginning of the business and management determining the margins which they want to achieve in the operation. Prices were increased to achieve higher margins through the year 1997 compared to 1996 on product for sale as management recognized the expenses of purchasing and shipping various video products. In 1997 management also began sourcing product from other suppliers which had the same good for lower cost. This also contributed to the high margins.

Capital expenditures are recorded at book value and have been minimal this period.

Wages increased significantly as compared to 1996 as a result of increased business activity. The largest increase is in Information Technology wages as a full time programmer was hired to further develop the site. Wages and benefits increased in 1997 as a result of the increased volume of sales compared to 1996.

LIQUIDITY AND CAPITAL RESOURCES

Supplementary to the $1,200,000 obtained by the Company in connection with the amalgamation, an aggregate of 610,900 Series A Warrants of the Company were exercised up to May 31, 1999 from which the Company realized aggregate gross proceeds of $458,175 and subsequent to May 31, 1999 an additional 436,770 Series A Warrants of the Company were exercised from which the Company realized aggregate gross proceeds of $327,577.50; in total 1,047,670 Series A Warrants were exercised up to July 23, 1999, the date of expiry of the Series A Warrants, yielding aggregate gross proceeds of $785,752.50. Upon the exercise of the aforementioned Series A Warrants an aggregate of 1,047,670 Series B Warrants were issued. Each Series B Warrant was exercisable to purchase one common share of the Company at the price of $1.15 per share on or before November 23, 1999. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,648 Series "B" Warrants expired, unexercised. The Company also has outstanding and contingent stock options exercisable to purchase up to 2,240,000 Company common shares at $0.50 per share and 750,000 Company common shares at $0.48 per share.

The Company has no short term or long term debt. Management believes cash on hand of approximately $600,000 together with cash flow from operations will be sufficient to fund operations and planned capital expenditures for the short term, covering the next six months. In the longer term the Company will need to raise additional equity or debt financing to fund operations after this period to cover working capital, operating losses and capital expenditures. There can be no assurance that additional funding will be available or, if available, that it will be available on favorable terms. The inability of the Company to obtain additional funding could have an adverse impact on the business, financial condition and future prospects of the Company.

YEAR 2000

All of the Company's hardware and software systems used in connection with its web site, data systems and order processing systems have been purchased during the past three years and have all been certified by the manufacturers and developers of same to be Year 2000 compliant. Testing by the Company of such systems has confirmed that they are Year 2000 compliant. Consequently, the Company does not believe that it presently has a material Year 2000 compliance problem and accordingly does not presently anticipate having to incur any material expenses in connection therewith.

The Company's business plan includes potential expansion through the acquisition of businesses, technologies, products and services from other businesses. As the Company continues to expand in this manner throughout calendar 1999, Year 2000 issues could result causing the Company to have to commit resources to address same.

The Company also relies upon various vendors, utility companies, telecommunications service companies, delivery service companies and other service providers who are outside its control. There is no assurance that such companies will not suffer a Year 2000 business disruption which could harm the Company's business and financial condition. Furthermore, if third-party equipment or software the Company uses in its business fails to operate properly with regard to the Year 2000, it may need to incur significant unanticipated expenses to remedy any such problems.

Management of the Company believes that if it does encounter any Year 2000 problems, it will be able to quickly remedy same through the purchase off-the-shelf systems or by switching to other Year 2000 compliant suppliers.

The Company's failure to resolve any Year 2000 issues which may arise with respect to its products and services could damage its business and revenues and result in liability on its part for such failure. The Company's business and its prospects may be permanently affected by either the liability it incurs to third parties or the negative impact on its business reputation.




ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company has not invested in any market risk sensitive items for trading purposes or other than trading purposes.

The Company is exposed to market risk through foreign currency exchange rate risk. The functional currency of sales is the same as the reporting currency, $US, whereas the functional currency of cost of sales and expenses other than investor relations is $Canadian. A decrease in the exchange rate differential between $Canadian and $US would increase the cost of expenses relative to the sales revenue and would decrease the operating income.

During the period from the beginning of Internet operations in September 1995 to May 31, 1999, the exchange rates ($CDN to $US) have varied from a low of
0.6379 to a high of 0.7540 with a weighted average of 0.7079 as disclosed in
Item 8, of this Form 20-F.

Applying these exchange rates to the operations for the nine months ended May 31, 1999 would result in the following variations:


                              PER                              WEIGHTED
                        FINANCIAL         LOW         HIGH      AVERAGE
                       STATEMENTS     (0.6379)     (0.7540)     (0.7079)

       Sales           $1,240,000  $1,240,000   $1,240,000   $1,240,000
       Cost of sales      893,000     863,000    1,020,000      957,000
                       ----------  ----------   ----------   ----------

       Gross profit       347,000     377,000      220,000      283,000

       Investor
       relations          221,000     221,000      221,000      221,000

       Other expenses     482,000     466,000      550,000      517,000
                       ----------  ----------   ----------   ----------

       Operating loss    $356,000  $  310,000   $  551,000   $  455,000
                       ==========  ==========   ==========   ==========
       Loss per share       (0.02)      (0.02)       (0.03)      (0.03)
                       ==========  ==========   ==========   ==========

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The following table outlines the names and municipalities of residence of each of the directors and officers of the Company and their principal occupations. All persons have served in these capacities since March 23,1999. Each director is expected to hold these positions until the next Annual General Meeting of shareholders.





     Name and Municipality
     of Residence                   Office

     Michael P. Kavanagh            Director, President and
     Toronto, Ontario               Chief Executive Officer

     John Waddell                   Director, Vice-President
     Toronto, Ontario               Information Technology
     Robert Bray*                   Director, Secretary-Treasurer,
     Toronto, Ontario               Chief Financial Officer

     Allen Karp*                    Director
     Toronto, Ontario

Notes:

  1.   Denotes a member of the Audit Committee of the Board of Directors.

  2. The Company does not have an executive committee of the Board of Directors.

DIRECTORS AND OFFICERS

Michael P. Kavanagh is the President and a director of Videoflicks Canada Limited which he founded in 1981. Videoflicks Canada Limited presently has 35 video rental/sales stores of which 31 are franchised. Mr. Kavanagh is also Chief Executive Officer of MSO Construction Co., a private company with 300 employees and CDN$25 million in annual sales, and T.J. Pounder (Ontario) Ltd., a private family manufacturing company. Mr. Kavanagh devotes 75% of his time to the company.

John Waddell has been chief programmer in charge of information technology for Videoflicks Canada Limited since 1983. Mr. Waddell has developed many proprietary systems for tracking and processing sales and managing inventory and is responsible for developing and maintaining the computerized data base and hardware requirements for systems management. He functions as the chief programmer for the Videoflicks.com web site. Mr. Waddell received his Masters of Science degree from the University of Guelph, Ontario in 1973. Mr. Waddell devotes 100% of his time to the Company.

Robert Bray is the chief financial officer of Videoflicks Canada Limited since 1989, during the course of which he has designed and implemented accounting systems and related corporate structures. Mr. Bray holds an MBA degree from the

University of Toronto, an Honours BA in Economics from York University, and is a Certified General Accountant. Mr. Bray devotes 70% of his time to the company.

Allen Karp, Q.C. is Chairman and Chief Executive Officer of Cineplex Odeon Corporation, the Canadian subsidiary of Loews Cineplex Entertainment Corporation and a Director of Loews Cineplex Entertainment Corporation. For the past eight years, Mr. Karp has served as President and Chief Executive Officer of Cineplex Odeon. Mr. Karp practised corporate law, ultimately as a senior partner with the law firm of Goodman and Carr, Toronto, from 1966 until 1986, the year in which he also received his appointment as Queen's Counsel. During his career as a business lawyer, he became a Director and senior legal advisor to many Canadian and U.S. corporations, both private and public. Mr. Karp is also the author of a variety of legal articles and papers and lectured extensively in the fields of taxation, corporate and commercial law and, his primary specialty, the field of franchising and licensing. In addition to the Board of Cineplex Odeon Corporation, Mr. Karp sits on the Boards of Loews Cineplex Entertainment Corporation, Speedy Muffler King Inc., Alliance/Atlantis Communications Inc., Teknion Corporation. He is also involved in various community activities including the Boards of Canadian Film Centre, for which he is Chair of the "Fast Forward" Capital Campaign, the Toronto International Film Festival/Cinematheque Ontario, for which he is Chairman, the Motion Picture Pioneers and the Council for Canadian Unity. As well, Mr. Karp is a member of the Canadian Civil Liberties Association. Mr. Karp is available for discussion of significant events within the company and regularly attends board meetings.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

EMPLOYMENT CONTRACTS

The Company is party to Employment Agreements with each of Michael Kavanagh, Chief Executive Officer, President and a director, John Waddell,
Vice-President, Information Technology and a director, and Robert Bray, Secretary-Treasurer, Chief Financial Officer and director, pursuant to which, respectively:

   (a) Michael Kavanagh is entitled to an annual salary of $1.00 and an annual bonus equal to 2% of annual revenues up to $10 million and 1% of annual revenues in excess of $10 million. In the event of a change of control of the Company he will receive a lump sum payment equal to three (3) times the amount of the last annual bonus paid, or will have his employment extended for a further three (3) year period on the same terms and conditions. If his employment is terminated without cause, at any time he will receive a lump sum payment equal to two (2) times the most recent annual bonus paid to him.

   (b) John Waddell is entitled to an annual salary CDN$125,000 per annum and in the event that his employment is terminated without cause prior to the end of its one year term, or any renewal thereof, a lump sum payment equal to two (2) years' annual salary.

   (c) Robert Bray is entitled to an annual salary of CDN$75,000 per annum and in he event that his employment is terminated without cause prior to the end of its one year term, or any renewal thereof, a lump sum payment equal to two (2) years' annual salary.

COMPENSATION OF DIRECTORS

The company has no pension, retirement or similar benefits for directors or officers of the company. Total compensation paid to all board members and officers for the fiscal year ended August 31,1999 was CDN$112,572. Pursuant to their employment agreements John Waddell was paid CDN$59,460, Robert Bray was paid CDN$31,250, Michael Kavanagh received CDN$21,862. Allen Karp received no compensation as a director for the fiscal year ended August 31,1999.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

WARRANTS

Pursuant to the amalgamation forming the Company on March 23, 1999, the Company issued an aggregate of 4,180,200 Series A Warrants. Each Series A Warrant was exercisable on or before July 23, 1999 at the exercise price of $0.75 to acquire one (1) common share and one (1) Series B Warrant of the Company. An aggregate of 1,047,670 Series A Warrants were exercised up to July 23, 1999, the date of expiry of the Series A Warrants, yielding aggregate gross proceeds of $785,752.50. The remaining 1,932,530 Series A Warrants expired, unexercised at the close of business on July 23, 1999. Pursuant to the exercise of the aforementioned 1,047,670 Series A Warrants an aggregate of 1,047,670 Series B Warrants were issued. As of the close of business on November 23, 1999, the date of expiry of the Series "B" Warrants, 112 Series "B" Warrants had been exercised, yielding aggregate gross proceeds of $128.80 to the Company, and the remaining 1,047,648 Series "B" Warrants expired, unexercised.

STOCK OPTION PLAN

The Company maintains a stock option plan pursuant to which the Board of Directors of the Company may grant options exercisable to purchase up to a maximum of 4,000,000 common shares of the Company to executive officers, directors, employees and consultants of the Company in such numbers, for such periods of time and at the exercise prices as the Board may approve and according to the rules and regulations of any stock exchange or over-the-counter market on which the common shares may be listed or quoted for trading from time to time.

The following table sets out information relating to options to purchase common shares granted by the Company under its stock option plan that are outstanding as at the date hereof with the number of persons in each category shown in parentheses:

                            Number of
                            Common           Exercise
                            Shares           Price              Expiry
                            Optioned         Per Share          Date
Directors & Officers
M.  Kavanagh                   800,000       $0.50              March 23, 2004
J.  Waddell                    400,000       $0.50              March 23, 2004
R.  Bray                       400,000       $0.50              March 23, 2004
A.  Karp                       300,000       $0.50              April 22, 2004
                            - - - - - -
                             1,900,000
All Other Option Holders       140,000(1)    $0.50              April 22, 2004
                            - - - - - -
Total                        2,040,000(1)(2)


1. Options to acquire an additional 200,000 common shares at $0.50 per share on or before April 22, 2004 have been granted subject to compliance of such grant with applicable securities legislation.

2. All Options vest as to one third thereof on each of the first, second and third anniversaries of their date of grant except for 800,000 Options granted to Michael Kavanagh, Director, President and Chief Executive Officer, all of which vest immediately.

THOMSON OPTION

Pursuant to an agreement entered into with Thomson Newspapers Inc. ("Thomson") on October 26, 1999, the Company granted an option to Thomson to acquire, at any time and from time to time, on or after August 10, 2000 up to 750,000 common shares of the Company at the price of $0.48 per share. This option has no expiry date.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  a)   Upon amalgamation, the Company succeeded to the following agreements:

        1)   A Supply Agreement which was made between Videoflicks
             Canada Limited, a Company of which Michael Kavanagh and his spouse together beneficially own 100% of equity shares, and its wholly-owned subsidiary, Videoflicks.com Limited, under which Videoflicks Canada Limited agreed to sell videos to Videoflicks.com Limited at the wholesale catalogue price charged by arm's length wholesalers of videos, plus shipping and applicable taxes. The value of purchases from Videoflicks Canada Limited for the nine months ended May 31, 1999 was $893,000 of video product;

        2)   A Sub-Lease Agreement made between Videoflicks Canada
             Limited and Videoflicks.com Limited pursuant to which the Company sub-leases 15% of the space leased by Videoflicks Canada Limited at 1654 Avenue Road, Toronto, Ontario. The amount of rent paid to Videoflicks Canada Limited for the nine months ended May 31, 1999 was $15,000; and

        3)   Employment Agreements made between Videoflicks.com
             Limited and each of Michael Kavanagh, John Waddell and Robert Bray as described in more detail under "Employment Contracts" under
             Item 11 hereof.

Subsequent to the amalgamation the Company entered into stock option agreements with its directors and officers pursuant to which the Company granted options to purchase up to 1,900,000 common shares of the Company at $0.50 per share, as described under "Stock Option Plan" above.

  b) None of the officers or directors of the Company or any of their associates are currently indebted to the Company or has been so indebted at any time in the last three years.

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The holders of the common shares ("Common Shares") of the Company shall be entitled to vote at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote, and holders of common shares shall be entitled to one vote for each Common Share held and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive the remaining property of the Company upon the dissolution of the Company. Holders of the Common Shares shall not have pre-emptive rights or any liability for further calls or assessments by the Company. Holders of Common Shares have no right to receive dividends unless same are declared by the board of directors to be payable in respect of the Common Shares. The Common Shares are not redeemable by the Company.

ITEM 17. FINANCIAL STATEMENTS

Audited balance sheet as at August 31, 1998 and August 31, 1997 and the audited statements of operations, deficit and cash flow for the years ended August 31,1998, August 31, 1997 and August 31, 1996, which are reported on by BDO Dunwoody LLP. Also included are unaudited balance sheet and statements of operations, deficit and cash flow for period ended May 31, 1999 and May 31, 1998 which have not been reported on by BDO Dunwoody LLP. The historical financial statements for the years ended August 31, 1998, 1997 and 1996 reflects the carved-out operations of the Internet business of Videoflicks Canada Limited on a continuity of interest basis. The financial statements have been prepared by management of the Company in accordance with generally accepted accounting principles in Canada which are not materially different from generally accepted accounting principles in the United States. In the preparation of the financial statements there were no material issues requiring reconciliation of Canadian with United States generally accepted accounting principles.





ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(1)  Financial Statements

Audited balance sheet as at August 31, 1998 and August 31, 1997 and the audited statements of operations, deficit and cash flow for the years ended August 31,1998, August 31, 1997 and August 31, 1996, reported on by BDO Dunwoody LLP. Also included are unaudited balance sheet and statements of operations, deficit and cash flow for the periods ended May 31, 1999 and May 31, 1998 which have not been reported on by BDO Dunwoody LLP. The historical financial statements for the years ended August 31, 1998, 1997 and 1996 reflects the carved-out operations of the business of Videoflicks Canada Limited on a continuity of interest basis. The financial statements have been prepared by management of the Company in accordance with generally accepted accounting principles in Canada which are not materially different from generally accepted accounting principles in the United States. In the preparation of the financial statements there were no material issues requiring reconciliation of Canadian with United States generally accepted accounting principles.

(2)  Exhibits

All of the following exhibits were previously filed with the Securities and Exchange Commission:

     1.   Articles of Amalgamation and By-laws

     2.   Material Agreements

     2.1  Employment Agreement with Michael Kavanagh
     2.2  Employment Agreement with Robert Bray
     2.3  Employment Agreement with John Waddell
     2.4  Supply Agreement with Videoflicks Canada Limited
     2.5  Sub-lease Agreement with Videoflicks Canada Limited
     2.6  Stock Option Agreement with Michael Kavanagh
     2.7  Stock Option Agreement with Robert Bray
     2.8  Stock Option Agreement with John Waddell
     2.9  Stock Option Agreement with Alan Karp
     2.10 Coverstory Agreement with Thomson Target Media
     2.11 Stock Option Agreement with Thomson Newspapers Inc.










                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VIDEOFLICKS.COM INC.



                                         By: /s/ MICHAEL KAVANAGH
                                         Michael P. Kavanagh
                                         President and Chief
                                         Executive Officer

                                         December 21, 1999

                              VIDEOFLICKS.COM INC.
                              FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED AUGUST 31, 1998, 1997 AND 1996 AND FOR THE PERIODS ENDED MAY 31, 1999 AND 1998

VIDEOFLICKS.COM INC.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 1998, 1997 AND 1996
AND FOR THE PERIODS ENDED  MAY 31, 1999 AND 1998

                                            CONTENTS


AUDITOR'S REPORT                              2
Financial Statements
Balance Sheet                                 3
Statement of Deficit                          4
Statement of Operations                       5
Statement of Cash Flows                       6
Summary of Significant Accounting Policies    7-8
Notes to Financial Statements                 9-15

                                                                AUDITOR'S REPORT




TO THE DIRECTORS OF
VIDEOFLICKS.COM INC.

We have audited the balance sheet of Videoflicks.com Inc. as at August 31, 1998 and August 31, 1997 and the statements of operations, deficit and cash flow for the years ended August 31, 1998, August 31, 1997 and August 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 1998 and August 31, 1997 and the results of its operations and its cash flows for the years ended August 31, 1998, August 31, 1997 and August 31, 1996 in accordance with Canadian generally accepted accounting principles.



/s/ BDO Dunwoody LLP
BDO Dunwoody LLP
Chartered Accountants


Owen Sound, Ontario
June 15, 1999

                                                            VIDEOFLICKS.COM INC.
                                                                   BALANCE SHEET
                                            (EXPRESSED IN UNITED STATES DOLLARS)

                                                     MAY 31,     AUGUST 31,     August 31,
                                                        1999           1998           1997
                                                  (UNAUDITED)
ASSETS
CURRENT
 Cash                                             $  944,000        $     -        $     -
 Accounts receivable                                  35,000              -              -
 Inventory                                            33,000              -              -
 Prepaid expenses and deposits                       354,000              -              -
                                                  ----------     ----------     ----------
                                                   1,366,000              -              -
CAPITAL ASSETS (Note 5)                              112,000         12,000         18,000
                                                  ----------     ----------     ----------
                                                  $1,478,000        $12,000        $18,000
                                                  ==========     ==========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
 Accounts payable and accrued liabilities         $  136,000        $     -        $ 6,000
 Due to related company (Note 6)                     220,000              -              -
                                                  ----------     ----------     ----------
                                                     356,000              -          6,000
                                                  ----------     ----------     ----------
SHAREHOLDERS' EQUITY
 Share capital (Note 4)                            1,471,000              -              -
 Net assets (deficit) (Page 4)                      (349,000)        12,000         12,000
                                                  ----------     ----------     ----------
                                                   1,122,000         12,000         12,000
                                                  ----------     ----------     ----------
                                                  $1,478,000        $12,000        $18,000
                                                  ==========     ==========     ==========

Approved by:
/s/Michael Kavanagh                      Director

/s/Robert Bray                           Director




  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                            VIDEOFLICKS.COM INC.
                                                            STATEMENT OF DEFICIT
                                            (EXPRESSED IN UNITED STATES DOLLARS)

                                                     FOR THE NINE   FOR THE YEAR  For the year
                                                     MONTHS ENDED          ENDED         ended
                                                          MAY 31,     AUGUST 31,    August 31,
                                                             1999           1998          1997
                                                      (UNAUDITED)


NET ASSETS, beginning of the period                    $  12,000        $ 12,000      $ 12,000
NET LOSS FOR THE PERIOD (Page 5)                        (356,000)       (113,000)      (69,000)
CAPITAL CONTRIBUTION TO INTERNET OPERATIONS
 PRIOR TO ACQUISITION (Note 8)                             7,000         113,000        69,000

RECLASSIFICATION OF NET ASSETS ACQUIRED OF
 INTERNET OPERATIONS TO SHARE CAPITAL                    (12,000)              -             -
                                                       ---------     -----------   -----------
NET ASSETS (DEFICIT), end of the period                $(349,000)       $ 12,000      $ 12,000
                                                       =========     ===========   ===========



  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                            VIDEOFLICKS.COM INC.
                                                         STATEMENT OF OPERATIONS
                                            (EXPRESSED IN UNITED STATES DOLLARS)



                                          MAY 31/99         MAR 22/99     MAY 1998
                                            70 DAYS          203 DAYS     9 MONTHS     AUGUST 1998    AUGUST 1997    AUGUST 1996
                                        (UNAUDITED)       (UNAUDITED)   (UNAUDITED)      12 MONTHS      12 MONTHS      12 MONTHS
                                                                              (AS A          (AS A          (AS A          (AS A
                                                                        DIVISION OF    DIVISION OF    DIVISION OF    DIVISION OF
                                                                        VIDEOFLICKS    VIDEOFLICKS    VIDEOFLICKS    VIDEOFLICKS
                                                                             CANADA         CANADA         CANADA         CANADA
                                                                           LIMITED)       LIMITED)       LIMITED)       LIMITED)
                                          (NOTE 2)           (NOTE 2)      (NOTE 2)       (NOTE 2)       (NOTE 2)       (NOTE 2)
FOR THE PERIODS ENDED

REVENUE                                   $ 368,000       $  872,000       $621,000      $ 820,000       $431,000       $ 71,000

COST OF SALES - RELATED
  PARTY (Note 6)                            264,000          629,000        419,000        553,000        290,000         54,000
                                          ---------       ----------       --------      ---------       --------       --------
GROSS PROFIT                                104,000          243,000        202,000        267,000        141,000         17,000
                                          ---------       ----------       --------      ---------       --------       --------

EXPENSES (Note 6)
   Advertising                                4,000               --         23,000         23,000             --             --
   Site operating                            15,000           36,000         71,000         88,000         26,000         15,000
   Wages and benefits                        81,000          150,000         86,000        124,000         89,000         10,000
   Information Technology
    Dept. Wages                              37,000           65,000         52,000         69,000         39,000             --
   Rent                                       5,000           10,000         16,000         21,000         22,000         21,000
   Administration                            24,000           42,000         37,000         49,000         26,000          7,000
   Amortization on capital
    assets                                    7,000            6,000          4,000          6,000          8,000          9,000
   Investor relations                       221,000               --             --             --             --             --
                                           --------       ----------       --------      ---------       --------       --------
                                            394,000          309,000        289,000        380,000        210,000         62,000
                                           --------       ----------       --------      ---------       --------       --------

OPERATING LOSS FOR PERIOD                 $(290,000)     $  (66,000)       $(87,000)     $(113,000)      $(69,000)      $(45,000)
                                          =========      ==========        ========      =========      =========       ========

LOSS PER SHARE (Note 7)                   $   (0.02)
                                          =========      ==========        ========      =========      =========       ========


  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                            VIDEOFLICKS.COM INC.
                                                         STATEMENT OF CASH FLOWS
                                            (EXPRESSED IN UNITED STATES DOLLARS)



                                  MAY 31/99     MAR 22/99     MAY 1998    AUGUST 1998    AUGUST 1997    AUGUST 1996
                                    70 DAYS      203 DAYS     9 months      12 MONTHS      12 MONTHS      12 MONTHS
For the periods ended           (UNAUDITED)   (UNAUDITED)  (UNAUDITED)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
 Net loss for the period        $(290,000)     $ (66,000)      $(87,000)     $(113,000)      $(69,000)      $(45,000)
   Amortization of capital
    assets                          7,000          6,000          4,000          6,000          8,000          9,000
   Accounts receivable            (35,000)            --             --             --             --             --
 Inventory                        (33,000)            --             --             --             --             --
 Prepaid expenses                (354,000)            --             --             --             --             --
   Accounts payable               142,000         (6,000)        (4,000)        (6,000)        (8,000)        (9,000)
                                ---------       --------      ---------     ----------     ----------     ----------
                                  563,000        (66,000)       (87,000)      (113,000)       (69,000)       (45,000)


INVESTING ACTIVITIES
 Purchase of capital assets       113,000               --            --             --             --             --
                                ---------         --------     ----------    ----------      ----------    ----------
FINANCING ACTIVITIES
 Advances (to) from
  Videoflicks Canada Limited      161,000         59,000               --             --             --            --
  Proceeds from Series A
   warrants                       458,000             --               --             --             --            --
  Cash acquired upon
   amalgamation (note 3(b))     1,200,000         59,000              --             --             --            --
 Capital contribution
  internet operations
  prior to acquisition (Note 8)        --          7,000          87,000        113,000         69,000         45,000
  Net issue costs                (199,000)            --              --             --             --             --
                               ----------      ---------      ----------     ----------     ----------     ----------
                                1,620,000         66,000          87,000        113,000         69,000         45,000
                               ----------      ---------      ----------     ----------     ----------     ----------
INCREASE IN CASH
 DURING THE PERIOD                944,000             --             --             --             --              --

CASH, beginning of
period                                 --             --              --             --             --             --
                               ----------      ---------      ----------     ----------     ----------     ----------
CASH, end of period            $  944,000             --      $      --      $      --      $       --     $       --
                               ==========      =========      ==========     ==========     ==========     ==========


  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

                                                            VIDEOFLICKS.COM INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)


NATURE OF BUSINESS             Videoflicks.com Inc. ("The Company") was
                               amalgamated under the laws of Ontario March 23, 1999. The company is engaged in the business of selling pre-recorded video/movie cassettes through an internet world wide site.

BASIS OF FINANCIAL STATEMENTS  The financial statements are stated in United
                               States dollars "the reporting currency". The transactions of the company have been recorded during the period in Canadian dollars, "the functional currency". The translation of Canadian dollars into United States dollars have been made at the period end exchange rate for balance sheet items and the average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments for the periods presented are not material.

                               These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which are not materially different from generally accepted accounting principles in the United States.

REVENUE RECOGNITION            The Company sells merchandise to consumers over
                               the internet. These transactions are paid by credit card and the Company is the credit card merchant of record. These transactions are recorded at the aggregate retail value at the time of the shipment net of any discounts or rebates. Revenues include sales of merchandise and freight charges for delivery of the merchandise to the customer. Costs of sales include all direct costs incurred to fulfill the order (product costs, handling etc.). The Company provides an allowance for sales returns based on its actual experience.

PREPAID EXPENSE                Payments made for advertising and investor
                               relation services are expensed when the services are provided. Retainers and advances paid prior to the providing of the contracted services are recorded as a prepaid expense.

ACCOUNTING ESTIMATES           The preparation of financial statements in
                               conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

INVENTORY                      Inventory is stated at the lower of cost and net
                               realizable value. Cost is determined on a weighted average cost basis

                                                            VIDEOFLICKS.COM INC.
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)


CAPITAL ASSETS                 Management reviews long-lived assets for
                               impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss is based on the fair value of the asset.

                               Capital assets are recorded at cost less accumulated amortization. Office equipment is being amortized over three years on a straight line basis.

                               Furniture and fixtures  -   20% declining balance
                               Computer equipment      -   30% declining balance
                               Computer software       -   30% declining balance

INCOME TAXES                   The company accounts for income taxes under the
                               assets and liability method. Under the assets and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

FINANCIAL INSTRUMENTS          The carrying amounts of financial instruments of
                               the company approximate their fair value because of their short maturity.

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

1.   UNAUDITED INFORMATION

  The financial statements include the unaudited balance sheet as of May 31, 1999 and the related statements of operations, deficit and cash flows for the nine months ended May 31, 1998 and 1999. This unaudited information has been prepared by the Company on the same basis as the audited statements and, in management's opinion, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with Canadian generally accepted accounting principles, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.


2.   REPORTING PERIODS

  The internet business began operations September 1, 1995 as a division of Videoflicks Canada Limited and operated as such until November 30, 1998 when the internet business was acquired by Videoflicks.com Limited as described in note 3(a). For the period December 1, 1998 to March 22, 1999, the internet business was carried on in the predecessor company Videoflicks.com Limited. Subsequent to the amalgamation described in note 3(b), the internet business operations have been carried on Videoflicks.com Inc.


3. BUSINESS COMBINATIONS AND BASIS OF ACCOUNTING

  (a)  INCORPORATION AND BUSINESS ACQUISITION

      Videoflicks.com Limited was incorporated under the laws of Ontario on July 4, 1997 and issued 100 common shares for $100.

      Effective November 30, 1998, Videoflicks.com Limited acquired from Videoflicks Canada Limited the business of selling pre-recorded video/movie cassettes through an internet world wide web site (the "Business") in exchange for 7,999,900 common shares. For purposes of the exchange the Business acquired was valued at $5,148,000, however, for accounting purposes the assets acquired are valued at their carrying values and goodwill as well as other intangible assets including the domain name "Videoflicks.com" of $5,136,000 is not recorded because the companies were under common control.

      The net assets acquired at carrying values as at November 30, 1998 were as follows:


Computer equipment                                                       $11,000
Software                                                                   1,000
                                                                         -------

Total consideration attributed to shares of Videoflicks.com Limited      $12,000
                                                                         =======


      The historical financial statements for the years ended August 31, 1998, 1997 and 1996 reflect the carved-out operations of the internet business of Videoflicks Canada Limited on a continuity of interest basis. The internet business began operations September 1, 1995 as a division of Videoflicks Canada Limited and operated as such until November 30, 1998 when the internet business was acquired by Videoflicks.com Limited as described above.

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

3. BUSINESS COMBINATIONS AND BASIS OF ACCOUNTING (CONTINUED)

  (b) AMALGAMATION AND REVERSE TAKE OVER

      Pursuant to an amalgamation agreement effective March 23, 1999, Videoflicks.com Limited was amalgamated with Mantaur Petroleum Corporation (Mantaur) and 1318780 Ontario Limited (Ontco). The Amalgamated Company continues under Videoflicks.com Inc.

      Upon amalgamation all issued common shares of Mantaur and Ontco were exchanged for units of Videoflicks.com Inc., each unit consisting of one common share and one-half Series A Share Purchase Warrant. The transaction results in the former shareholders of Videoflicks.com Limited owning 47.7% of Amalgamated Videoflicks.

      If all of the Series A warrants referred to in Note 4(iii) are exercised the former shareholders' holdings will be diluted to 38.2%. The former shareholders of Videoflicks.com Limited will still own the controlling block of shares and will have the majority representation on the Board of Directors of Amalgamated Videoflicks, therefore, the amalgamation has been treated for accounting purposes as an acquisition of Mantaur and Ontco by Videoflicks.com Limited (the acquirer for accounting purposes), referred to as a "reverse take-over". Application of "reverse take-over" accounting results in the following:

      (i) Videoflicks.com Limited is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the balance sheet at their carrying values.

      (ii) The acquisition of Mantaur and Ontco is accounted for under the purchase method. The net assets acquired at fair value as at March 23, 1999 were as follows:


                                                      ONTCO          MANTAUR

 Cash                                                 $1,200,000       $      -
 Capital assets                                                -          6,000
                                                      ----------     ----------
                                                       1,200,000          6,000
 Less:  Liabilities assumed
        Accounts payable                                       -         83,000
                                                      ----------     ----------
 Total consideration attributed to shares
  of Amalgamated Videoflicks                          $1,200,000       $(77,000)
                                                      ==========     ==========

 The deficit of Mantaur was recorded as a cost of issue

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)

AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

4. SHARE CAPITAL


   (i)   AUTHORIZED
         Unlimited number of common shares

   (ii)  ISSUED
         Videoflicks.com Limited
          Issued on incorporation                    $       100  $        -
          Shares issued upon purchase
          of "Business" (Note 3(a))                    7,999,900      12,000
         Mantaur Petroleum Corporation shareholders    5,960,462           -
         1318780 Ontario shareholders                  2,400,000   1,200,000
         Advisory services fees                          400,000     200,000
         Cost of issue                                         -    (399,000)
                                                     -----------  ----------
                                                      16,760,462   1,013,000
         Series A Warrants exercised                     610,900     458,000
                                                     -----------  ----------
                                                     $17,371,362  $1,471,000
                                                     ===========  ==========


       Advisory service fees are share remuneration to an arm's-length investment dealer for assistance in raising $1,200,000 in Ontco. These have been included as a cost of issue.

       Prior to the amalgamation, Mantaur was at arm's-length with Videoflicks.com Limited and Videoflicks Canada Limited, Ontco was incorporated to raise capital for the amalgamated company and Videoflicks.com Limited was a 100% owned subsidiary of Videoflicks Canada Limited


(iii)  WARRANTS

       Videoflicks.com Inc. has the following warrants to issue common shares outstanding:

                                                      SERIES A       SERIES B
                                                    -----------    -----------
       Warrants issued on amalgamation                4,180,200              -
       Warrants exercised during the period            (610,900)             -
       Warrants issued during the period                      -        610,900
                                                    -----------    -----------
       Unexercised warrants at May 31, 1999           3,569,300        610,900
                                                    ===========    ===========

       Series A Warrants are exercisable at $0.75 per warrant until four (4) months following the effective date of the amalgamation to purchase one Class B Unit; each Class B Unit consists of one Videoflicks.com Inc. common share and one Videoflicks.com Inc. Series B Warrant. Each Series B Warrant will enable the holder to subscribe for one Videoflicks.com Inc. common share at $1.15 until eight (8) months following the effective date of the amalgamation.

       Subsequent to May 31, 1999 an additional 436,770 Series A Warrants were exercised. The remaining 3,132,530 Series A Warrants expired on July 23, 1999. A total of 1,047,670 Series B Warrants were issued and 11 were exercised by July 23, 1999.

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

4. SHARE CAPITAL (CONTINUED)

   (iv)  STOCK OPTION PLAN

         Videoflicks.com Inc. has established a directors, officers, eligible employees and consultants stock option plan (the "Plan"). The maximum number of common shares that may be reserved for issuance under the Plan is limited to 4,000,000 common shares.

         Subsequent to the Amalgamation on March 23, 1999, options were granted to purchase 2,040,000 common shares at an exercise price of $0.50 per share expiring in March and April, 2004. All options vest as to one-third thereof on each of the first, second and third anniversaries of their date of grant except for 800,000 options granted to one director, all of which vest immediately. Options to acquire an additional 200,000 common shares at $0.50 per share on or before April 22, 2004 have been granted subject to compliance of such grant with applicable securities legislation.


5. CAPITAL ASSETS

                                                       MAY 1999                  AUGUST 1998
                                                     (UNAUDITED)
                                                    ACCUMULATED                   ACCUMULATED
                                            COST   AMORTIZATION           COST   AMORTIZATION
                                     -----------    -----------    -----------    -----------
Furniture and fixtures                  $ 18,000       $  5,000    $         -        $     -
Computer equipment                       117,000         32,000         31,000         20,000
Computer software                         17,000          3,000          2,000          1,000
                                     -----------    -----------    -----------    -----------
                                        $152,000       $ 40,000    $    33,000        $21,000
                                     ===========    ===========    ===========    ===========
Net book value                                         $112,000                       $12,000
                                     ===========    ===========    ===========    ===========

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

6. RELATED PARTY TRANSACTIONS

Amounts due to related parties are as follows:
                                                       MAY 1999    AUGUST 1998   August 1997
                                                    (UNAUDITED)
                                                    -----------    -----------   -----------
   Videoflicks Canada Limited                          $220,000    $         -   $         -
                                                    ===========    ===========   ===========


  The company has entered into the following transactions with a related party, Videoflicks Canada Limited. Videoflicks Canada Limited owns the controlling block of shares of the Company. These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by related parties), which approximates the arm's-length equivalent value for sales of product.



                                        MAY 1999       May 1998    AUGUST 1998    August 1997    August 1996
                                        9 MONTHS       9 months      12 MONTHS      12 months      12 months
                                      (UNAUDITED)    (Unaudited)
Cost of sales                         $  893,000    $   419,000       $553,000    $   290,000        $54,000
Wages and benefits                       150,000         86,000        124,000         89,000         10,000
Information Technology
 Department wages                         65,000         52,000         69,000         39,000              -
Rent                                      15,000         16,000         21,000         22,000         21,000
Administration                            42,000         37,000         49,000         26,000          7,000
                                     -----------    -----------    -----------    -----------    -----------
                                      $1,165,000    $   610,000    $   816,000    $   466,000    $    92,000
                                     ===========    ===========    ===========    ===========    ===========


  The company has entered into a supply agreement with Videoflicks Canada Limited under which Videoflicks Canada Limited has agreed to sell videos to Videoflicks.com Inc. at the wholesale catalogue price charged by arm's-length wholesalers of videos, plus shipping and applicable taxes.

  Cost of sales and operating expenses do not include any mark-up from the costs of Videoflicks Canada Limited.

  Wages include a 15% mark-up on actual wages for payroll taxes and benefits.

  Rent reflects the actual cost of the space maintained specifically for the Internet Operations.

  Administration expense is recorded at 15% of other operating expenses for the period September 1, 1995 to March 23, 1999. This charge to Internet Operations reflects an allocation of overhead costs including management, administration, accounting services and office costs. Subsequent to March 23, 1999, administrative costs were incurred directly by the company.

  All costs of operating the internet business have been included in the financial statements as a direct cost or charged through administration for management, administration, accounting services and office costs.

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

7. LOSS PER SHARE

  For the period ended May 31, 1999 the weighted average number of shares is 16,829,822.

  The Company had losses for the period presented, therefore, the exercise of the warrants and employee stock options would have an antidilutive effect on loss per share.


8. CAPITAL CONTRIBUTION TO INTERNET OPERATIONS PRIOR TO ACQUISITION

  The statements of operations represent the results of operations of the internet operations on a continuity of interest basis. All losses incurred prior to the acquisition on November 30, 1998 are losses of Videoflicks Canada Limited which operated the internet operations. The capital contributions, net of the losses, are presented as the assets of the internet division.


9. INCOME TAXES

  The reconciliation of income taxes calculated at the effective rate of 44.5% to the total tax provision as follows:

                                                                       FOR THE 9
                                                                    MONTHS ENDED
                                                                    MAY 31, 1999
                                                                     (UNAUDITED)

  Income taxes (recovery) at statutory rates                        $ 155,000
  Adjustment to valuation adjustment                                 (155,000)
                                                                    ---------

                                                                    $       -
                                                                    =========


   Tax losses available to reduce taxable income of  future years   $ 155,000
   Less: Deferred tax assets valuation allowance                     (155,000)
                                                                    ---------

  Net tax assets                                                    $       -
                                                                    =========


  The Company has net operation loss carry-forwards to reduce taxable income of approximately $349,000 which expire during 2006.

                                                            VIDEOFLICKS.COM INC.
                                                   NOTES TO FINANCIAL STATEMENTS
                                            (EXPRESSED IN UNITED STATES DOLLARS)


AUGUST 31, 1998, 1997 AND 1996 AND MAY 31, 1999 AND 1998 (UNAUDITED)

10. UNCERTAINTY DUE TO YEAR 2000 ISSUE

  The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000.

  If the Year 2000 Issue is not addressed by the company and its major customers, suppliers and other third party business associates, the impact on the company's operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


11. SEGMENTED INFORMATION

  Approximately 75% of the Company's sales are to the United States with the remaining 25% having no more than 5% concentrated in any one country. The assets of the company are in Canada.